Room 4561

      October 28, 2005

Anthony Shupin
President and Chief Executive Officer
Digital Descriptor Systems, Inc.
2150 Highway 35, Suite 250
Sea Girt, NJ  08750


      Re:	Digital Descriptor Systems, Inc.
		Form 10-KSB/A for year ended December 31, 2004
		Filed July 21, 2005
   File No. 000-26604
   Form 10-QSB for the quarter ended June 30, 2005
   Filed August 22, 2005

Dear Mr. Shupin:

      We have reviewed your response to our prior comment letter dated June 14, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB/A filed July 21, 2005

Report of Independent Registered Public Accounting Firm, page 1
1. Tell us why the auditor`s opinion does not refer to the restatement as noted in note 12 of your financial statements. In your response, tell us how they considered the guidance provided under AU 561.06.

Balance Sheet, page 2
2. We note that you classified the fair value of the warrants and the beneficial conversion feature from your convertible debentures as an asset on your balance sheet. Tell us your basis for recording the fair value of the warrants and beneficial conversion feature as an asset as opposed to a debt discount that reduces the face value of your convertible debentures on your balance sheet. Refer to paragraph 15 of APB 14 and paragraphs 6 through 9 of EITF 98-5.

Item 8A. Controls and Procedures
3. Tell us how you considered the revisions to your financial statements in disclosing information relating to your disclosure controls and procedures and your internal controls, pursuant to Item
307 and 308 of Regulation S-K in your periodic Exchange Act reports.
In this regard, we note you disclose in your Form 10-KSB and subsequent 10-QSB`s that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective. Tell us how you concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports notwithstanding the recent restatement in your 10-KSB for the year ended December 31, 2004 and tell us how you considered Exchange Act Rule 13a-15(e) and the requirement that your controls and procedures ensure that information required to be disclosed by you in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. If necessary, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness or conversely state that even as a result of the internal control concerns that caused your recent restatement, you did not have a material weakness or significant deficiencies.





Form 10-QSB filed August 22, 2005

Note 5. Convertible Debentures, page 5
4. We note in your disclosure that you are currently in default on several convertible debentures and that you continue to consider these debentures long term as you do not believe that they will be settled within one year even though they may have earlier redemption dates. Note that the current liability classification is intended to include obligations that are due on demand or will be due on demand within one year from the balance sheet date, even though liquidation may not be expected within that period. Tell us how you considered the guidance in paragraph 7 of ARB 43 in your classification of these convertible debentures.

General
5. Tell us why you have not amended your 10-QSB for the quarter ended
March 31, 2005 to restate your financial statements related to your expense recognition of the beneficial conversion features associated with your convertible debentures. Please advise.
6. Please refer to comment 4 of our letter dated June 14, 2005. Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, provide the acknowledgments, in writing, referred to in prior comment 4 of our letter dated June 14, 2005 that includes a signature of a representative of the Company.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief


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Mr. Anthony Shupin
Digital Descriptor Systems, Inc.
October 28, 2005
Page 1